Exhibit 99.6

Santiago, September 29, 2010

CG/154/2010

Mr. Fernando Coloma Correa

Superintendent

Superintendency of Securities and Insurance

RE: NOTICE OF MATERIAL EVENT

Dear Sir:

In accordance with Articles 9 and 10 of Securities Market Law (Law No. 18,045) and Chapter 18-10 of the Rules and Regulations of the Superintendency of Banks and Financial Institutions, we hereby notify you of the following material event regarding the company:

On the date hereof, CorpBanca received the attached letter

Sincerely,

Mario Chamorro Carrizo

Chief Executive Officer

Rosario Norte 660, Las Condes - Casilla 80 D, Santiago, Chile

Phone (56-2) 687 8000

www.bancocorpbanca.cl

Santiago, September 29, 2010

Mr. Mario Chamorro

Chief Executive Officer

CorpBanca

Dear Mr. Chamorro:

In connection with the article published in the Diario Financiero on September 28, 2010 entitled “CorpBanca is Approached by Banco do Brasil for an Alliance in Chile”, we inform you of the following:

Corp Group Interhold S.A., as a holder of non-controlling interest in CorpBanca has engaged in informal and preliminary conversations with representatives of Banco do Brasil in relation to a possible merger by means of the acquisition by Banco do Brasil of a minority interest in CorpBanca not to exceed 10% of the outstanding shares of CorpBanca. As of the date hereof, NO agreement has been reached with the Brazilian entity, nor has any document been signed to that effect nor has any nonpublic information been exchanged.

Finally, it is our understanding that any agreement reached with such entity would be subject to the approvals established under Chilean law.

Please relay this information to the market so that it may be duly informed.

Sincerely,

Maritza Saieh Bendeck

Corp Group Interhold S.A.

Chief Executive Officer